UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 13, 2014

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIEMENS


Key figures Q2 and first six months of fiscal 2014

Investor Relations

Shareholder Letter

May 2014

Financial Highlights

(FY13 audited; FY14 unaudited; in € billion, except where otherwise stated)

FY 2013	Q2 2013	Q2 2014


82.4
-13% / -10%[1]
21.2
18.4

Orders


75.9
-2% / +1%[1]
17.8
17.4

Revenue


4.4
+12%
1.0
1.2

Net income

5.08	1.20	1.33

Basic earnings per share in €

3.00 [2]		

Dividend per share in €

[1] Changes are adjusted for currency and portfolio translation effects

[2] Approved dividend at the Annual Shareholders' Meeting on January 28, 2014

Ladies and Gentlemen, dear Shareholders,



When Siemens CEO Joe Kaeser and CFO Ralf Thomas announced fiscal year 2014 second quarter results on May 7, the news of the day was much more than just the quarterly numbers. As communicated by Joe Kaeser back in August, 2013, Siemens outlined its long-term strategy.

"Our Vision 2020 addresses our company's long-term perspectives along the modern electrification and automation value chains. By expanding share-based employee participation in our company's success, we're creating a sustainable ownership culture at Siemens", said Joe Kaeser.

The focus on electrification and automation was underlined with the acquisition of major parts of Rolls-Royce's energy business and the formation of a joint venture with Mitsubishi Heavy Industries for the metals industry. As for Healthcare, the business will be managed separately within Siemens, whereas Siemens is preparing a public listing of its audiology business.

The previously announced share buyback program of up to €4bn started on May 12. Furthermore, given the discussion in the media on the future of Alstom, let me shortly address this topic with you. Following a suitable due diligence within a period of four weeks, Siemens will decide whether to make a binding offer.

With all that let's not ignore this past quarter results. As Joe Kaeser rightly said: "The second quarter showed that we still have a lot to do to improve our operating performance. Nevertheless we are on course to reach our targets for the fiscal year."

Orders declined mainly in Energy and Infrastructure & Cities compared to the second quarter a year ago, when both Sectors won several major orders in the Wind and the Rail business. Revenue was slightly up on a comparable basis. Net income rose 12% year-on-year to €1.2bn, while earnings per share (EPS) was up 11% to €1.33.

Dear Shareholders, as you surely follow all of these upcoming changes within Siemens, I hope this shareholder letter helps you to better understand the May 7 announcements.

Kind Regards,

Mariel von Drathen, Head of Governance & Markets, Siemens AG

Share Performance 02
News from our Sectors 02
Feature Topic 04

Shareholder Letter | May 2014 2

Share Performance

- Current Siemens share price stands at €95.84[1].
- The DAX has shown a positive trend since last May, rising by approx. +15% year-on-year. The Siemens share rose during the same period by approx. +22%.
- In comparison to most of its main competitors, Siemens stocks outperformed during the last twelve months.
- On Wednesday, May 7, 2014, the announcement of Siemens – Vision 2020 was in general well taken and the Siemens share rose by +2.06% from the previous close; the stock outperformed the also positive DAX, which closed +0.57%.

For further information: http://www.siemens.com/investor/en/siemens_share.htm

Last price: EUR 95.84[1]


Siemens
DAX
May
2013
May
2014

[1] *Closing price on May 7, 2014*

News from our Sectors

Energy



Q2 2014 results:

- Profit impacted by substantial project charges in the transmission business
- Revenue lower year-over-year due to challenging markets

Siemens to erect turnkey combined-cycle power plant in Turkey

Siemens has received an order for the turnkey construction of the Bandirma II combined-cycle (gas and steam) power plant (CCPP) in Turkey. Following the Samsun project, which is currently under construction, Bandirma II will be the second power plant in Turkey to be powered by an SGT5-8000H gas turbine, marking the sale of 28 of this model of gas turbine by Siemens worldwide.
(for further information, please click here)

Minnesota Power orders first Siemens wind turbines in output-enhanced 3-MW class

Siemens Energy has been awarded a major order by Minnesota Power for 64 units of the company's latest 3-MW D3 platform wind turbines to be installed at the Bison Wind Energy Center near New Salem, North Dakota. The innovative wind turbines feature a 113-meter rotor and 92.5-meter hub height and thus increased rating of 3.2 megawatts. Installation of the turbines is scheduled to begin in mid-June 2014, and commercial operation is slated for December 2014.
(for further information, please click here)

Healthcare



Q2 2014 results:

- Revenue and orders increased compared to the same quarter last fiscal year
- Profit was up 19% year-over-year mainly due to a positive effect related to the expected sale of a particle therapy installation

Siemens wins major Healthcare IT contract

Siemens' Healthcare Sector has won contracts from two Dutch university hospitals, the Erasmus University Medical Center Rotterdam (Erasmus MC) and University Medical Center Groningen (UMCG), to supply, implement, and support the Soarian Clinicals hospital information system, including electronic patient record (EPR). With a combined value of more than €50 million, the contract represents one of the largest Healthcare IT contracts awarded to Siemens to date. The contracts for both hospitals have a term of ten years. Work on installation is planned to start as early as April 2014, and the project should be in regular clinical operation by end of 2015.
(for further information, please click here)

News from our Sectors Industry Q2 2014 results: § Profit increased substantially year-over-year § Overall volume growth was supported by the continuing stabilization of the Sector’s short-cycle businesses New offshore construction vessel for Toisa Ltd. powered by Siemens On behalf of Hyundai Heavy Industries Ltd. (HHI), the largest shipyard in the world located in Ulsan, South Korea, the Siemens Drive Technologies Division is supplying an integrated drive and power generation solution for a multipurpose offshore construction vessel (MOCV). This MOCV is currently being built by HHI for Toisa Ltd. and will be managed by Sealion Shipping Ltd, a global shipping and support services company. It is to be used to perform a variety of offshore duties including underwater installations to a maximum depth of 3,500 meters. (for further information, please click here) Infrastructure & Cities Q2 2014 results: § Revenue rose due to Transportation & Logistics, including execution of large rolling-stock projects § Strong year-over-year profit improvement due to a solid operating performance and all businesses contributing to the increase Siemens wins additional locomotive contract in the USA The Departments of Transportation for the U.S. states of Illinois, California, Michigan, Missouri and Washington have awarded Siemens a contract for the delivery of 32 diesel-electric passenger locomotives. The contract is valued at approximately €165m. It includes a purchase option for another 225 locomotives which will be used for regional and mainline trains traveling at speeds of up to 200 km/h (125 mph). (for further information, please click here) The new ICE 3: More comfort for passengers The new ICE 3 also has eight cars – like its forerunner – yet offers more seats: 444 including 111 in first class. Two trains can be coupled into a double unit with a seating capacity of 888. Externally, the new train differs from its forerunner through a newly designed front end and a front-to-rear raised roof section for improved aerodynamics. At present, the first new ICE 3s are primarily running on the Cologne-Frankfurt (Main)-Stuttgart line. (for further information, please click here) How does Siemens assess the further course of fiscal year 2014? We expect our markets to remain challenging in fiscal 2014. Our short-cycle businesses are not anticipating a sustainable recovery until late in the fiscal year. We expect orders to exceed revenue, for a book-to-bill ratio above 1. Assuming that revenue on an organic basis remains level year-over-year, we expect basic earnings per share (Net income) for fiscal 2014 to grow by at least 15% from €5.08 in fiscal 2013. This outlook is based on shares outstanding of 843 million as of September 30, 2013. Furthermore, it excludes impacts related to legal and regulatory matters.

Shareholder Letter | May 2014 4

Siemens – Vision 2020

On Wednesday, May 7, 2014, Siemens announced its new strategy in Berlin's Mosaikhalle

Siemens will position itself along the key areas of electrification, automation and digitalization. Along these value chains Siemens has identified several growth fields in which it sees its greatest long-term potential. The company is orienting its resource allocation toward these growth fields and has announced concrete measures in this direction.

In electrification and automation, Siemens already holds a clear No. 1 position in many markets. The growth fields in these two areas include the markets for small gas turbines and offshore wind turbines, which are benefiting from a growing demand for secure and sustainable power supplies. The process industries, such as oil & gas, chemical, food & beverage, offer attractive opportunities that Siemens can leverage even more intensively with its automation and drives solutions.

Siemens intends to fully exploit the potential of increasing digitalization not just in manufacturing. Utilizing software and simulations, the Digital Factory makes product development considerably faster and more efficient. Data-driven services, software and IT solutions are of decisive importance as they have a substantial influence on all of Siemens' future growth fields.

The measures include:
- Acquisition of the aero-derivative gas turbine and compressor business of Rolls-Royce
- Contribution of Siemens' Metals Technologies into a joint venture with Mitsubishi Heavy Industries

As Siemens decided to manage Healthcare as a separate business to better act in rapidly changing markets and to invest in growth opportunities, it is also preparing a public listing of the audiology business.

In addition, Siemens is making its organization flatter and more customer-oriented. This is Siemens – Vision 2020.


SIEMENS
Siemens – Innovating the Electrical World
Global trends
Digital transformation
Networked world of complex and hetero-geneous systems
Globalization
Global competition driving productivity & localization
Urbanization
Infrastructure invest-ment needs of urban agglomerations
Demographic change
Decentralized demand of a growing and aging population
Climate change
Higher resource efficiency in an all-electric world
Market development (illustrative)
Market growth: ~7-9%
Digitalization
Market growth: ~4-6%
Automation
Electrification
Market growth: ~2-3%
Today
Mid term-2020
Power Generation
Power Transmission, Distribution & Smart Grid
Efficient Energy Application
Imaging & In-Vitro Diagnos-tics

© Siemens AG 2014. All rights reserved.

Shareholder Letter | May 2014 5

Siemens – Vision 2020 cont.

Realignment of the organizational structure as of October 1, 2014


Flat and market driven organization along the value chain will capture growth opportunities
SIEMENS
Go-to-market
Americas
Middle East, CIS[1]
Europe, Africa
Asia, Australia
Global Healthcare
Separately managed
Divisions (Global P&L)
Power and Gas
PG
Wind Power and Renewables
WP
Power Generation Services
PS
Energy Management
EM
Building Technologies
BT
Mobility
MO
Digital Factory
DF
Process Industries and Drives
PD
Healthcare
HC
Financial Services
SFS
Corporate Services
Managing Board
Corporate Core
1) Commonwealth of Independent States
© Siemens AG 2014. All rights reserved.

In order to take full advantage of the market potential in these fields, Siemens is realigning its organizational structures. As of October 1, 2014, the organization will be streamlined by eliminating the Sector level and bundling business into nine Divisions instead of the current 16.

Bundling the Divisions and eliminating the Sectors will reduce bureaucracy, cut costs and accelerate decision-making within the company. In addition, the company's support functions – for example, human resources and communications – are to be streamlined and centrally managed in the future. These measures, which are expected to reduce cost by some €1bn a year, mainly materialize in fiscal year 2016.

(for further details and the complete presentation, please click here or watch the replay of the webcast here)

"Lasting success is crafted every day – day after day, quarter after quarter, year after year. Rigorously but also responsibly! That is Siemens. I personally vouch for making sure that the next generation inherits a better company. That is my vision. That is my responsibility. That is my promise", finished Joe Kaeser his presentation of Siemens – Vision 2020.


SIEMENS

Shareholder Letter May 2014 Frequently Asked Questions Financial Calendar Siemens announced the acquisition of Rolls-Royce’s aero-derivative gas turbine (ADGT) and compressor business for a purchase price of ~€950m. As part of the transaction, Siemens entered into a 25 year technology partnership for which it will pay ~€240m. In this issue of the Shareholder Letter, some of the related questions are answered: Why did Siemens buy the ADGT business from Rolls-Royce? Siemens completes its portfolio in the small and July 31 3rd quarter 2014 financial results Nov 6 4th quarter 2014 and full year financial results Jan 27 1st quarter 2015 financial results & Annual Shareholders’ Meeting medium gas turbine segment in the Energy Sector and strengthens its position in the growing oil and gas industry as well as in the field of decentralized power generation. How big is the acquired ADGT business? For further information, please click here We are happy to answer all of your questions The acquired business has around 2,400 employees, delivered revenue of ~€1.1bn and earnings before interest and tax (EBIT) of ~€88m in fiscal 2013. The installed base includes around 2,500 gas turbines and is the second largest fleet of ADGT in the world. What are ADGT turbines and where are they used? Originally developed for the aviation industry, ADGTs have a compact, weight optimized construction and are highly efficient. This makes ADGTs an attractive power supply option in the oil and gas industry, in particular for the operators of offshore oil platforms where space is limited. (for further information, please click here) Investor Relations: +49 (89) 636 32474 investorrelations@siemens.com http://www.siemens.com/investor Address: Siemens AG Wittelsbacherplatz 2 80333 Munich Germany Your Siemens IR Team Notes and Forward-Looking Statements This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation or as alternatives to measures of Siemens’ net assets and financial positions or results of operations as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission. This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward- looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter C.9.3 Risks of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter C.7 Risks and opportunities of our most recent interim report. Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated. Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 13, 2014	/s/ MARIEL VON DRATHEN
	Name:	Mariel von Drathen
	Title:	Head of Governance & Markets

/s/ TOBIAS ATZLER
	Name:	Tobias Atzler
	Title:	Manager Investor Relations